March 12, 2025

Kim McManus

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: GraniteShares ETF Trust (the “Trust” or the “Registrant”) File Nos. 333-214796, 811-23214

Dear Ms. McManus:

On March 6, 2025, GraniteShares ETF Trust (the “Trust” or “Registrant”), on behalf of GraniteShares 2x Long AAL Daily ETF, GraniteShares 1x Short AAL Daily ETF, GraniteShares 2x Short AAL Daily ETF, GraniteShares 1x Short AAPL Daily ETF, GraniteShares 2x Short AAPL Daily ETF, GraniteShares 1x Short AMD Daily ETF, GraniteShares 2x Short AMD Daily ETF, GraniteShares 2x Short COIN Daily ETF, GraniteShares 2x Long JPM Daily ETF, GraniteShares 1x Short JPM Daily ETF, GraniteShares 2x Short JPM Daily ETF, GraniteShares 2x Long LCID Daily ETF, GraniteShares 1x Short LCID Daily ETF, GraniteShares 2x Short LCID Daily ETF, GraniteShares 1x Short META Daily ETF, GraniteShares 2x Short META Daily ETF, GraniteShares 1x Short NVDA Daily ETF, GraniteShares 2x Short NVDA Daily ETF, GraniteShares 2x Long RIVN Daily ETF, GraniteShares 1x Short RIVN Daily ETF, GraniteShares 2x Short RIVN Daily ETF, GraniteShares 2x Long TSLA Daily ETF, GraniteShares 1x Short TSLA Daily ETF, GraniteShares 2x Short TSLA Daily ETF, GraniteShares 2x Long XOM Daily ETF, GraniteShares 1x Short XOM Daily ETF and GraniteShares 2x Short XOM Daily ETF (the “Funds”) filed a Post-Effective Amendment #82 to the Trust’s Registration Statement (the “Amendment”). The Amendment was filed pursuant to Rule 485(b) under the Securities Act of 1933, as amended to delay effectiveness of Post-Effective Amendment #72.

In a telephone conversation on March 7, 2025, you provided comments to the Amendment. Below, please find those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Please note that added language to a Fund’s prospectus is in italics and deleted language appears struck through.

Comment 1: Pursuant to Rule 485(b), a BXT filing delays effectiveness thirty days or less. If in thirty days, the Trust wishes to delay effectiveness further, another BXT would need to be filed for each filing, respectively. Please respond to this comment in EDGAR to reflect the Trust’s understanding of the Comment.

Response: The registrant understands the comments and has revised the delay of effectiveness to 30 days.

If you have any questions, please call the undersigned at (216) 566-5706.

March 12, 2025

Very truly yours,

/s/ Andrew Davalla
Andrew Davalla